SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                            College Partnership, Inc.
                                (NAME OF ISSUER)

                                  COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)


                                   194375 10 1
                                 (CUSIP NUMBER)

                                Kingsley Capital, Inc.
                      333 South Allison Parkway, Suite 100
                               Lakewood, CO 80226
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICE AND COMMUNICATIONS)


                                April 19, 2006
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194375 10 1



1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               John J. Grace

2. CHECK THE APPROPRIATE BOX IF A GROUP*
        (a) X
        (b)
   INAPPLICABLE


3. SEC USE ONLY


4. SOURCES OF FUNDS

               PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
               Colorado, USA


NUMBER OF SHARES
BENEFICIALLY        7.   SOLE VOTING POWER         10,879,969

OWNED BY            8.   SHARED VOTING POWER       2,962,637
                                                   (Indirectly)
                                                   3,428,582 John Grace
                                                    (Indirectly)
                                                   1,508,100 J. View III
                                                    (Indirectly)

EACH REPORTING      9.   SOLE DISPOSITIVE POWER    3,428,582

PERSON WITH         10.  SHARED DISPOSITIVE POWER  2,962,637
                                                   (Indirectly)
                                                   2,962,637 Janice Jones
                                                    (Indirectly - Wife)
                                                   1,508,100 J. View III
                                                    (Indirectly)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    2,962,637
                                                     (Indirectly)
                                                   10,879,969 Kingsely Capital
                                                     (Directly)
                                                    3,428,582 John Grace
                                                     (Indirectly)
                                                    1,508,100 J. View III
                                                     (Indirectly)



12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

- Not Applicable


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     35%


14. TYPE OF REPORTING PERSON* (See Instructions)IN

ITEM 1  SECURITY AND ISSUER

    The class of securities to which this statement relates is Common Stock of College Partnership, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 333 South Allison Parkway, Suite 100, Lakewood, Colorado 80226.

ITEM 2  IDENTITY AND BACKGROUND

     This statement is filed by Kingsley Capital, Inc., a a Nevada Corporation (the "Reporting Person"), whose business address is 333 South Allison Parkway, Suite 100, Lakewood, Colorado 80226. The Reporting Person is the President of the Issuer.

     During the last five years, the Reporting Person has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction making her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Certain shares were transferred from direct to indirect ownership and 100,000 shares were transferred from indirect ownership positions, which affected the previous filed 13d. No cash consideration was given or received and no loans financed any part of the transaction shares of the Company's common stock.

ITEM 4   PURPOSE OF TRANSACTION

     The Reporting Person acquired the shares for investment purposes. Except as indicated in this Schedule 13D amendment, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) As of above date, the Reporting Entity beneficially owns, directly and/or indirectly, 18,779,288 shares of the Issuer's Common Stock. The Reporting Person's holdings constitute, in the aggregate, approximately 35% of the Issuer's Common Stock, based upon its most recent filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

     (b) The Reporting Entity holds the power to vote or to direct the vote and to dispose of or to direct the disposition of only those shares directly owned by it and as to the shares owned by: 1) Jack Grace, a director of Kingsley Capital, Inc., reporting person may be demed to share dispositive, voting, and directive powers. 2) Janice Jones, a director of Kingsley Capital, Inc., reporting person shares dispositive, voting and directive powers with others. 3) J View III, LLC, of which reporting person is deemed a benefical owner through directors of Reporting ENtity, Kingsley Capital, Inc., and shares dispositive, voting and directive powers.

     (c) To the knowledge of the Reporting Entity no transactions in the class of securities reported on were effected during the last 60 days by the Reporting Person, other than as reported herein.

     (d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock which are the subject of this Schedule 13D amendment, except as to the shares owned by: 1) Jack Grace, a director reporting person may be demed to share dispositive, voting, and directive powers. 2) Janice Jones a director, reporting person shares dispositive, voting anddirective powers with others. 3) J View III, LLC, of which reporting person is deemed a benefical owner through directors of Reporting Entity Kingsley Capital, Inc., and shares dispositive, voting and directive powers.

     (e) Not applicable.

Although he has no current plans to do so, the Reporting Person may also engage in:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;
(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
(3) a sale or transfer of a material amount of assets of the Issuer;
(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(5) any material change in the present capitalization or dividend policy of the Issuer;
(6) any other material change in the Issuer's business or corporate structure;
(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
(9) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or
(10) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Reporting Person is the direct and beneficial owner of 18,779,288 shares of the Company's Common Stock, representing 35% of the issued and outstanding shares of the Company's Common Stock, based on 52,209,252 issued and outstanding shares.
(b) Reporting Person has the sole power to vote and the sole power to dispose of 10,879,969 shares of the Company's Common Stock held solely by her.
(c) Filer has recently transferred shares that have been reported on a Form 4 with the SEC.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With the
        Issuer.

There is no contract, arrangement, understanding or relationship (legal or otherwise) between Reporting Person and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

N/A.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 18, 2006                                 /s/ Kingsley Capital, Inc.
                                                 -----------------
                                                 Kingsley Captial, Inc.